UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

July 2016

Shopify Inc.
(Exact name of registrant as specified in its charter)

 150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
(613) 241-2828
(Address of principal executive offices)

 001-37400
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date: July 29, 2016	By:	/s/ Joseph A. Frasca
Joseph A. Frasca
SVP, General Counsel and Secretary

 EXHIBIT LIST

Exhibit	Description

99.1	News Release Dated July 29, 2016 – Shopify Files Preliminary Base Shelf Prospectus and Registration Statement